Act: 1934
Section: 12g
Rule:
Public Availability: 8/29/2011

NO ACT

DC
PE
8-29-11

August 29, 2011


Received SEC
AUG 29 2011
Washington, DC 20549


11008130

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CommunitySun, LLC
Incoming letter dated August 29, 2011

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance upon your opinion of counsel that SolarCondos are not securities, CommunitySun offers and sells the SolarCondos without registration under the Securities Act of 1933 and the Securities Exchange Act of 1934.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael J. Reedich
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

Mail Stop 4561

Paul S. Maco
Vinson & Elkins LLP Attorneys at Law
2200 Pennsylvania Avenue, NW, Suite 500W
Washington, DC 20037

Re: CommunitySun, LLC

Dear Mr. Maco:

In regard to your letter of August 29, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Vinson&Elkins

Paul S. Maco pmaco@velaw.com
Tel 202.639.6705 Fax 202.879.8905

Securities Act of 1933 Sections 2(a)(1) and 5

Securities Exchange Act of 1934 Section 3(a)(10) and 12(g)

August 29, 2011

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CommunitySun, LLC™

Utilities allow residential and business customers to offset self-generated electricity against electricity consumed by such customers in their service areas, which is called "net metering" or self-generation/consumption. Such self-generated electricity is most often produced on the property where the customer consumes electricity, typically by installing roof-top solar panels. However, many consumers cannot install solar panels because of site restrictions or site unsuitability, such as multi-family or commercial properties with limited access to sunlight or incorrect roof position.

Our client CommunitySun, LLC (the "Company") is a solar integrator and developer, which desires to offer and sell real estate interests in a solar facility (each interest a "SolarCondo"™). Ownership of a SolarCondo will allow production of self-generated, individually owned solar electricity without installing solar panels at the property where the owner consumes electricity. The purpose is to provide the benefits of rooftop solar energy to people who are unable to install rooftop solar on their property. An additional public benefit is to correct the inequity to such persons, who pay for solar rebates in the overall electricity rate base, but who do not have access to solar as a power alternative.

On behalf of the Company, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend that the Securities and Exchange Commission take any enforcement action if the Company, under the facts and circumstances described below, offers and sells SolarCondos without being registered with the Securities and Exchange Commission under Section 5 of the Securities Act of 1933, as amended (the "Securities Act") and Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act," and together with the Securities Act, the "Securities Acts").

I. Facts

A. CommunitySun, LLC

The Company is a Texas limited liability company based in Austin, Texas. The Company has developed and licensed intellectual property that is subject to a current U.S. Patent Application. The Company will plan, develop and build SolarCondos. The Company will then offer and sell SolarCondos to residential and small business electric consumers who are located within the related distribution service area.

The Company is pursuing one or more pilot projects ranging from two to ten-megawatt solar facilities serving between 400 and 2,000 customers in Texas and other states. The Company has not determined which utility service area will be served by its initial pilot project but it is considering different utilities, including Georgetown Utility Systems, Pedernales Electric Cooperative, the Sacramento Municipal Utility District, CPS Energy, Reliant Energy, Austin Energy, and Green Mountain Energy. The pilot project will be built in as small as 125-kilowatt modular phases by pre-selling up to twenty-five 5 kilowatt units and commencing the succeeding phases when sufficient pre-sales of the prior phases are achieved. Once the pilot project has been completed successfully, the Company intends to expand the pilot project, as well as develop multiple projects in other markets across the U.S.

B. The SolarCondos

Location; Condominium Interest

Each solar facility will transmit electric energy to a host utility service area/grid, and will be located either within the host utility service area or sufficiently close to allow for efficient transmission. For the initial facility, photovoltaic solar panels will be installed at ground level over a large land area. The real property may be owned in fee or pursuant to a long term lease, similar to a residential condominium regime. The real property will be burdened with a condominium regime, which will create individual condominium units of varying size, each containing a set number of solar panels with a set capacity.

The SolarCondos will be real estate condominium interests under applicable state law. As such, the offer and sale of the SolarCondos will be subject to protections provided by the condominium and real estate laws of the state in which the condo is located. For example, any project in Texas will be governed by the Texas Condominium Act and the Texas Deceptive Trade Practices Consumer Protection Act. In addition, since this will be a real property interest, brokers and salespersons participating in the transaction must be licensed as real estate brokers or salespersons under the Texas Real Estate Licensing Act. The Company has become licensed as a real estate broker under the Texas Real Estate Licensing Act.

In order to gauge initial interest in the pilot project(s), each potential SolarCondo owner will be asked to execute a SolarCondo Letter of Interest prior to purchasing a SolarCondo. A copy of the form SolarCondo Letter of Interest, along with the accompanying marketing brochure, has been provided with this letter. The SolarCondo Letter of Interest describes the agreements that each SolarCondo owner will enter into to purchase a SolarCondo.

Net Metering Agreement

Upon the purchase of a SolarCondo, the utility will offer the owner a net metering arrangement, whereby the owner's portion of the electric energy generated at the solar facility will be transmitted to the utility's grid, through a single connection point, and that energy will be offset by the utility against the energy consumed by such SolarCondo owner at its residence or business, the same as if it were produced on-site (such as by rooftop solar).[1] The self-generated electricity will reduce (be "netted" against) the consumer's aggregate usage from the grid for purposes of calculating the "net" amount of electricity purchased from the utility.[2] Each such net metering agreement will be prepared by the applicable utility, but should be substantially similar to the utility's existing forms for on-site net metering.

Only a person who consumes electricity at a property within the host utility service area and enters into such an arrangement with the utility can derive any benefit from the electricity produced by their SolarCondo. In addition, the benefit to an owner will be limited

[1] Even for rooftop solar owners, the energy produced by the solar panels is not all directly consumed by the owner, but rather portions of the production are transmitted to the electric grid and offset by the utility against the total energy consumed at the property. This treatment is implemented by a net metering system used by utilities to bill their customers. Net metering is a nationally adopted mechanism for the integration of privately owned renewable energy systems with a host electrical grid. During certain daytime periods, a rooftop solar-PV system may produce more electricity than the property consumes. In that case, the on-site system pushes electricity from the rooftop solar panels to the grid, causing the customer's meter to spin backward. During peak demand periods and at night, the customer draws electricity from the grid. Although electricity sent to the grid is immediately consumed (because the grid must be balanced at all times), net metering treats the excess electricity produced by the solar-PV system during off-peak periods as if it were "stored" on the grid for use at the residence at a later time. The customer will be billed based on the meter, which records the overall net flow of electricity between the customer's residence and the grid.

[2] The SolarCondo will have title and ownership of the electricity in the same manner that other stand alone generators are deemed to maintain title and ownership of energy transmitted across a utility grid.

to a reduction of the owner's total electricity consumption for purposes of calculating the net amount of electricity purchased from the utility. The owner will not receive any other benefit from the electricity generated at the solar facility.[3] If the owner does not consume any electricity on property within the applicable utility district, he or she will not receive any benefit.[4] Further, if the utility rescinds or modifies the net metering arrangement prior to the end of the economic life of the solar facility, the SolarCondos may lose most or all of their value.

The Company anticipates that the applicable state or local municipal regulatory authority will determine that the energy offset from the SolarCondo is self-generation/consumption for state and local electric regulatory purposes.[5] In Texas, for example, there are existing statutory provisions that provide guidelines of what constitutes self-generation/consumption and facilities such as the SolarCondos are addressed under those guidelines.[6]

Metering

Each utility will only provide a limited number of interconnection points to its grid from the solar facility. The Company will establish a separate condominium association for each allowed interconnection point. Each interconnection point will also be required to have one revenue-grade production meter. There will typically be only one meter per

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[3] Because the relationship between the owner and utility is contractual, it is theoretically possible that the utility and owner could modify the arrangement after the sale of the SolarCondo so that the utility provides cash to the SolarCondo owners in exchange for the energy generated at the solar facility. However, this scenario is highly unlikely, the SolarCondos will not be marketed in this manner, and any such future arrangement would be outside the scope of this letter.

[4] In certain circumstances, such as when a residential customer goes on vacation, the energy produced by the SolarCondo may exceed that consumed at the associated property. In such circumstances, most utilities roll a credit forward to the next billing cycle. In rare circumstances, for administrative convenience, a utility may settle any excess production in cash, but this is typically only after an annual or longer period. Size restrictions on the SolarCondos will ensure that the amount of any such cash settlement will be de minimis.

[5] For example, in Texas, while the Public Utility Commission of Texas ("PUCT") has general regulatory authority over the rates, operations and services of electric utilities in Texas, under Section 33.001(a) of the Texas Utilities Code, "the governing body of a municipality has exclusive original jurisdiction over the rates, operations, and services of an electric utility in areas in the municipality."

[6] *See* Section 31.002(6) of the Texas Utilities, which provides that the term "electric utility" does not include either a person who "furnishes an electric service or commodity only to itself" or a person who "owns or operates in this state equipment or facilities to produce, generate, transmit, distribute, sell or furnish electric energy to an electric utility, if the equipment or facilities are used primarily to produce and generate electric energy for consumption by that person;" *see also* P.U.C. Substantive R. 25.109(a)(2), which requires self-generators with facilities rated at one megawatt or greater to register with the PUCT.

interconnection point. Although it is possible to provide a separate sub-meter for each individual SolarCondo, it is not cost effective to individually meter each SolarCondo because of the additional meters, inverters, wiring and construction costs that would be necessary. For example, according to eMeter, a smart meter integration company, the average price of an individual smart meter is $221.25. Since each two-megawatt solar facility will serve an estimated 400 customers, if each SolarCondo is individually metered this would require 400 individual meters totaling $88,500 plus the additional cost of installation or wiring. In addition, if each SolarCondo were individually metered each SolarCondo would also require a separate inverter. A five kilo-watt inverter used for individual metering typically costs $1.00/watt, whereas a large scale inverter as part of the shared solar facility typically costs about $0.45/watt. For a two mega-watt solar facility, inverter costs for individually metered SolarCondos would be approximately $2,000,000, whereas the cost for shared inverters would be approximately $900,000.

Because the facilities will not have a separate sub-meter for each SolarCondo, the output from a SolarCondo will be calculated as a proportionate amount of the metered production of the facility based primarily on the number of panels in the SolarCondo. The Company and the condominium association will take reasonable steps to ensure that the amount of generation allocated to each SolarCondo will match the output of that SolarCondo as closely as reasonably practicable. For instance, where practicable, allocations will be adjusted to reflect any days in which a particular panel or string of panels is not producing. This may be due to panel, string, or inverter failure caused by lightning strikes or equipment problems. In this event, the SolarCondos served by the failed inverter, string or panels may not contribute to the aggregate metered production of the facility for a period of time until the failure is corrected. Where material, adjusting entries to the allocations will be made to account for the estimated loss of energy.

Purchase and Sale of SolarCondos

Each SolarCondo will be offered and sold as a deeded condominium unit that is mortgagable and transferable. Owners may fund a substantial portion of the purchase price through a bank loan secured by a mortgage on the SolarCondo, similar to the financing of the purchase of residential or commercial condominium real estate. The SolarCondos will have restrictions on size and transferability. The condominium association governing documents will limit the size of the SolarCondos that may be owned by an individual to a system that will generate no more than 125% of such individual's average electricity usage (in kilo-watt-hours) in the host utility and each potential SolarCondo owner will be required to provide its average electricity usage to determine the maximum size unit. A SolarCondo owner's average electricity usage in the host utility must be at least 80% of the electricity generated by the smallest kilowatt unit in the solar facility. For example, if the smallest unit in a solar facility is five kilowatts the SolarCondo owner's average electricity usage must be greater than or equal to the amount potentially generated by a four kilowatt unit. These average electricity usage restrictions will also apply in a resale of a SolarCondo. When a SolarCondo owner transfers its SolarCondo, the new owner must provide its average electricity usage to the condominium association as a condition to the transfer. In addition, the new owner of a transferred SolarCondo must enter into a net metering agreement with the applicable utility, which will either not allow for net excess generation of energy or pay the owner for any net excess generation of energy.

Also, each SolarCondo owner, whether an initial purchaser or transferee, must be a consumer within the service area, and a SolarCondo owner will not be allowed to rent, lease or transfer the energy credits it receives from its SolarCondo to another consumer. The ownership and transfer restrictions that apply in connection with initial purchases will also apply when a SolarCondo owner sells its SolarCondo as a result of restrictions contained in the condominium association's governing documents.

The Company anticipates that the initial sales of the SolarCondos will be handled by a licensed real estate broker, either as part of the sale of the related residence or business, or on its own. If the SolarCondo is subject to a mortgage, any transfer will require payoff of the mortgage loan to obtain a release or assumption of the mortgage by the purchaser. The Company does not anticipate that it will sell a large number or block of SolarCondos to a reseller. Although it is not part of the Company's primary marketing plan, the Company may sell bundles of SolarCondos for specific marketing purposes, such as a group of SolarCondos to builders of new subdivisions who will then attach an individual SolarCondo to the sale of each lot in the subdivision. The Company will contractually require any such reseller to comply with the Company's marketing and sales restrictions so that the ownership and transfer restrictions that apply in connection with initial purchases will also apply where a reseller offers a SolarCondo for resale.

The ownership of a SolarCondo is separate and distinct from the SolarCondo owner's ownership of its residence or business. A SolarCondo may be transferred separate from the owner's residence or business to another consumer in the utility district. Similarly, a SolarCondo owner retains ownership and title of its SolarCondo and the energy produced by the SolarCondo if it sells its residence or business. If the SolarCondo owner moves within the utility service area, the energy produced by the SolarCondo may be transported and delivered to the owner's new residence or business. If the SolarCondo owner moves outside of the utility service area, the SolarCondo owner will be unable to use the energy produced and will receive no benefit from it.

Marketing

The SolarCondos will be marketed with a primary emphasis on the ability to net meter self-generated electricity. A copy of the SolarCondo marketing brochure and a Residential Solar PV Advisor Model have been provided with this letter. The marketing materials highlight that the initial cost to buy a SolarCondo is less than the cost of installing rooftop solar due to economies of scale derived from engineering, locating and building a utility-scale solar facility as compared to the cost of engineering, locating and building a series of custom designed, custom installed rooftop solar systems. The marketing materials will include a Residential Solar PV Advisor Model, which is a solar calculator to help residential customers decide if a SolarCondo is right for them.[7]

The SolarCondos will not be marketed as an investment opportunity and the marketing materials will point out that the anticipated lifespan of the solar panels is anticipated to be 20 to 25 years. In marketing the SolarCondos, no representations will be made regarding the economic benefits of the SolarCondos. Moreover, no income projections concerning the SolarCondos will be provided to prospective purchasers. Licensed real estate brokers will be advised that, under no circumstances, are they allowed to make statements concerning any rates of return relating to the SolarCondos, and emphasis must be placed only on the value of the SolarCondos for producing a commodity for consumption.

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[7] The methodology and calculations are modeled as closely as possible to the "Solar Advisor Model (SAM)" produced by the National Renewable Energy Laboratory (https://www.nrel.gov/analysis/sam/). The calculator for commercial customers will differ based on tax treatment, but will also be based on the NREL Solar Advisor Model.

The Condominium Association

Prior to the sale of the initial SolarCondos, the Company will establish a self-governing condominium association in accordance with the state and local laws applicable to residential or commercial condominiums. The owner's rights relative to the type, style and nature of the solar panels and facilities constituting its SolarCondo will be subject to the rules created by the condo regime and as adopted by the condo association to ensure that the entire project is operating consistent with engineering performance criteria and utility requirements. The condo association (i) will be a non-profit entity controlled by the owners, (ii) will be governed by a board or other managing body elected by the owners, (iii) will have the authority to assess owners for maintenance costs and other costs incurred in maintaining the common elements, (iv) will have the authority to enter into contracts relating to the operation of the condominium, including, without limitation, contracts for the management and operation of the condominium, and (v) will have the right and obligation to enforce the rules adopted by the condo association. The Company may be an initial owner until it is able to sell the SolarCondos, and therefore may initially control the condo association.

Each SolarCondo owner will individually own 100% of the owner's condominium "Unit," the physical portion of the condominium designated for separate ownership in the condominium declaration, which will constitute a real property interest under state condominium law. In addition to the Unit, it is anticipated that each owner will own 100% of their respective solar panels and certain appurtenant equipment. Each owner will own an undivided interest, in common with all other owners, in the "common elements" of the solar facility, including any land subject to the condominium project that is not part of an individual owner's unit and the internal distribution lines, transformers, converters, switch gears and other improvements and fixtures within the solar facility that are not part of an individual owner's unit.

In addition to the ownership rights described above, each owner will have the following rights and privileges with respect to their SolarCondo. Each owner will have all of the rights of a real property owner under the condominium laws of the jurisdiction in which the solar facility is located with respect to such owner's Unit, subject to the limitations imposed by the condominium declaration. Each owner will also be a member of, and a have a vote in, the condo association and each owner will have the right to offset such owner's share of electricity generated at the solar facility against its energy consumption pursuant to the net metering arrangement. The owners will also have the following obligations and liabilities: (i) each owner will be subject to regular and special assessments from the condo association for the operation of the association, property insurance, maintenance and applicable ad valorem taxes of the project and (ii) each owner will be a party to the License and Services Agreement (discussed below) and will be responsible for paying its share of the fees under this agreement, either directly under such agreement or indirectly through the assessments it pays to the condo association.

The condo association will maintain the common areas and facilities, including the solar panels and associated hardware. It is likely that the condo association will contract with outside parties to provide maintenance for the physical upkeep of the solar facility and its common components and database and administrative services to maintain the condo association, interface with the host utility and account for any changes in ownership. The physical services that will be contracted will include regular physical inspections and cleaning of the arrays and power handling equipment and repairs to data acquisition systems, inverters, junction boxes, arrays, systems, meters and AC disconnects. It is anticipated that the condominium association will initially contract with the Company for the database and administrative services due to the unique nature and role the Company will play in the formation of the condominium association.

The anticipated economic lifespan of the solar panels is currently 20 to 25 years. At the end of such period, each SolarCondo owner will have to work within the condominium association to determine what to do with the real estate and fixtures. Possibilities include (i) continuing to operate the facility without change, as the solar panels may be able to continue to operate past this period, albeit with reduced efficiency; or (ii) invest in new fixtures and solar panels; or (iii) make other changes that the group deems appropriate.

There will be a License and Services Agreement among the utility, the owners and an affiliate of the Company. Under such agreement, the Company or its affiliate will provide software and services to support the calculation and billing of the net metering arrangement between the owner and the utility. There is currently no draft of this agreement.

II. Legal Analysis

Section 2(a)(1) of the Securities Act defines the term "security" to mean one of various types of instruments, including any "stock..., investment contract..., or, in general, any interest commonly known as a 'security'..." 15 U.S.C. §77b(a)(1). Section 3(a)(10) of the Exchange Act defines a security as, among other types of instruments, any "stock..., investment contract..., or, in general, any interest commonly known as a 'security'..." 15 U.S.C. §78c(a)(10). The Supreme Court has repeatedly ruled that the definitions of "security" in the Securities Act and the Exchange Act are virtually identical and will be treated as such in discussions regarding the scope of the term. *Landreth Timber Co. v.*

Landreth, 471 U.S. 681, 697 (U.S. 1985); *United Hous. Found., Inc. v. Forman*, 421 U.S. 837, 847 (U.S. 1975).

In determining whether a particular instrument is a "security" under the Securities Act and the Exchange Act, the Supreme Court has stressed the importance of looking at the specific characteristics and underlying economic substance of the particular instrument. This approach was reaffirmed in *Forman* when the Supreme Court stated "we again must examine the substance – the economic realities of the transaction – rather than the names that may have been employed by the parties." *Forman*, 421 U.S. at 851-52. As discussed below, the economic realities of a SolarCondo should not deem it to be a "security" under the Securities Act and the Exchange Act.

A. The offering and sale of the SolarCondos does not constitute an investment contract under the "Howey Test" for the purposes of the Securities Acts.

The Supreme Court has held that an investment contract exists when there is "an investment in a common enterprise premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others" (the "Howey Test"). *Forman*, 421 U.S. at 852; *see also S.E.C. v. Howey Co.*, 328 U.S. 293, 301 (U.S. 1946).

In *Forman*, the Supreme Court examined whether the purchase of shares to acquire an apartment in a housing cooperative should be considered a securities transaction. The Court focused on whether this offering would be an investment contract and held that the investment did not constitute a security. *Forman*, 421 U.S. at 847.

1. The SolarCondos do not provide "a reasonable expectation of profits."

In its analysis in *Forman*, the Court closely examined the term "profits" in the definition of an investment contract. The Court stated that the term "profits" includes both capital appreciation from the development of the initial investment and a participation in earnings resulting from the use of the investors' funds. *Id.* at 852.

The Court considered the motivation of the investor in making the investment and stated that "*what distinguishes a securities transaction* – and what is absent here – is an investment where one parts from his money in the hope of receiving profits from the effort of others, and *not where he purchases a commodity for personal consumption*." *Id.* at 858 (emphasis added). Since the primary purpose of the purchasers acquiring the shares in *Forman* was to enable the purchasers to occupy an apartment in the housing cooperative, the Court found that the shares were not an investment contract and therefore not securities. *Id.*

The Court also found that the Court of Appeals incorrectly held that profit existed based on the fact that the living space in the cooperative was offered at a cost that was substantially below the market price. *Id.* at 855.

Under *Forman*, viewed in terms of substance rather than form, the sale of a SolarCondo should not be considered to be "premised on a reasonable expectation of profits" but, rather, should be considered the sale of a commodity for personal consumption (self-generation/consumption of electricity).

An owner's motivations are likely to be personal consumption of energy generated by its own property and the reduction of its carbon footprint. In the same manner as rooftop solar, the energy produced by a SolarCondo is transmitted to the electric grid and consumed at the owner's residence or business. In both cases (rooftop solar and SolarCondos), the owner does not actually consume the exact same energy produced by the solar-PV panels, but that is because energy is indistinguishable and, once placed on the grid, cannot be traced from the place of production to the place of consumption. Instead, the utility "nets" the production against the consumption such that the energy produced is treated as if it were directly consumed by the same owner. The net metering arrangement is simply a convention to provide for the personal consumption of self-produced energy, and SolarCondos will be marketed as such.

Even if the owner's primary motivation is a reduction in his or her electric bill, under *Forman* such a reduction should not be considered "profits." Under *Forman*, "low rent attributable to state financial subsidies no more embodies income or profit attributes than other types of government subsidies." *Id.* Net metering of utility bills is analogous to the low rent from state financial subsidies. Because "net metering" reduces a consumer's bill at the retail electric rate, which is higher than the rate paid by the utility to other producers of electricity, it is effectively a subsidy to encourage self-generation/consumption of clean, renewable energy.

The combined metering of the solar facility should not be considered a participation in "profits" of the solar facility. The necessity of this arrangement is only a factual circumstance and is not a basis upon which relief should be granted or denied. Rather, combined metering is distinguishable from residential condo rental pools because the benefit that will be derived from the combined metering is personal consumption of energy and not profit. Condo pooling is done so that the condo owner can participate in the revenue generated by other condos, even when the owner's condo is not being rented (and vice versa). Combined metering is a necessary expedient to correctly allocate the production of an indistinguishable commodity. Because the energy produced by a SolarCondo is indistinguishable and must flow through a common connection point with all other SolarCondos in the condominium, metering (whether combined or individual) is necessary to correctly allocate the total energy to the individual SolarCondo owner. In a residential condo rental pool the purpose is the exact opposite – to spread each owner's rental profits across all owners.

The value of a SolarCondo may increase under certain economic conditions, such as if the cost of energy increases, which has the potential to be characterized as capital appreciation. However, the solar panels have a limited economic lifespan, and any temporary increase in value would be offset over time by the overall depreciation of the SolarCondo resulting from the reduction in the remaining useful life attributable to the passage of time. Therefore, the primary motivation of a rationale owner would not be to seek profits from capital appreciation.

Further, if the resale value of a SolarCondo were to increase due to higher energy costs, the potential gain from a resale would also not constitute a "profit." The Howey Test states that the expectation of profits is to be "derived from the entrepreneurial or managerial efforts of others." The Ninth Circuit considered whether the resale of silver bars by the original purchasers constituted a "profit" under the Howey Test. *Noa v. Key Futures, Inc.*, 368 F.2d 77, 79 (9th Cir. 1980). The court held that it did not because any profits the purchaser may make depended on the fluctuations of the silver market and not the managerial efforts of the defendant. *Id.* As in *Key Futures*, if a SolarCondo owner were to profit from an increased resale value such profit would not be derived from the entrepreneurial or managerial efforts of others, it would be based upon fluctuations in the independent energy market. It was also discussed in a no-action request letter that the resale of charter or club seat licenses to purchase season tickets at SBC Park ("CSL") failed the profit aspect of the Howey Test even though there was a chance the CSL holders may be able to resell their CSLs for a gain. NO-ACT, WSB File No. 0227200624, San Francisco Baseball Assocs, L.P. (Feb. 24, 2006). The no-action letter stated that it may be difficult for a CSL holder to resell a CSL because they would be relying on the desire of a third-party to "consume" a portion of the value represented by the CSL and that even if a resale were to occur there is only a speculative chance that the CSL holder would profit from such resale. *Id.* The Staff's reply letter stated that it would not recommend enforcement action to the Securities and Exchange Commission. This is similar to the SolarCondos since it is highly speculative that a SolarCondo may be resold for a profit given the limited lifespan of a SolarCondo and a SolarCondo owner will only be able to resell the SolarCondo to a third-party who consumes energy within the utility district and has the desire to "consume" the value represented by the SolarCondo.

2. The benefit of the SolarCondos should not be considered to be "derived from the entrepreneurial or managerial efforts of others."

Both the Fifth and Ninth Circuit Courts of Appeals have held that reliance on the efforts of others should be examined by an investor's practical ability to control his investment, whether the investor has "an inability to exercise meaningful powers of control or to find others to manage his investment." *Hocking v. Dubois*, 885 F.2d 1449, 1460 (9th Cir. 1989); *Williamson v. Tucker*, 645 F.2d 404, 424-25 (5th Cir. 1981). The court in *Dubois* expanded the control standard set forth in *Tucker* stating that actual control exercised by the purchaser is irrelevant as long as the purchaser has the right to exercise control. *Dubois*, 885 F.2d at 1461.

With the SolarCondos, each owner will have an individual net metering agreement with the local utility. The SolarCondo owners will govern the condo association and the condo association will be free to hire or terminate employees or service providers for the maintenance of the solar condos. The owners will enter into a License and Services Agreement with the Company or an affiliate of the Company to provide the software and services that support the net metering arrangement between the owner and the local utility.

Like *Tucker*, each owner will control the most significant parts of the SolarCondo – the mortgage on the SolarCondo, the use of the energy produced and the net metering arrangement with the local utility. With respect to the more administrative aspects, like *Schultz* and *Fargo Partners*, the condo association will retain control since it will have the ability to change the party who will maintain the SolarCondos. Therefore, the SolarCondo owners are not relying on the entrepreneurial and managerial efforts of others.

The entrepreneurial and managerial efforts provided by the Company or an affiliate of the Company will include finding land for the solar facilities, arranging financing and hiring a contractor for the construction of the facility, organizing and initially controlling the condominium association, managing the initial sales of the SolarCondos, negotiating the initial contractual arrangement between the condominium association and the related utility and assisting the utility with billing. However, the benefit of self-generation/consumption of clean, renewable energy produced from the solar facility is not derived from such efforts, and the only party that can benefit from such production is the owner due to the strict limitations of the utility (i.e. the utility prohibits any sale of the electricity; it can only be offset against consumption as reflected on the owner's utility bill). The utility that provides the energy to the owner merely acts as the transfer agent moving the electricity from one place to the other to effectively match the generation of the energy with its consumption.

The offering and sale of SolarCondos should not be considered an investment contract under the "Howey Test" because, analogous to *Forman,* the owners will be acquiring a commodity for self-consumption. No reasonable expectation of profits exists and no entrepreneurial efforts of others is present in this case, since the owners are motivated by the ability to self-generate and self-consume a commodity and by the corresponding reduction in the overall cost of energy that they are consuming. The owner of a SolarCondo will not be paid by the utility for the electricity generated by a SolarCondo, other than by an offset against the bill for electricity consumed by the owner on property within the applicable utility district. The owner of a SolarCondo cannot even carry over his energy credits for other than a limited time, and can never sell or trade his energy credits, again confirming no reasonable expectation of profit.

B. The offering and sale of the SolarCondos does not constitute an investment contract under S.E.C. Release No. 33-5347 dated January 4, 1973 (the "Condominium Release") for the purposes of the Securities Acts.

The Condominium Release states that a condominium sale that is offered in conjunction with any of the following arrangements will be considered an investment contract:

1. The condominiums, with any rental arrangement or other similar service, are offered and sold with emphasis on the economic benefits to the purchaser to be derived from the managerial efforts of the developer, or third party designated or arranged for by the developer, from rental of the units;

2. The offering of participation in a rental pool arrangement; and

3. The offering of a rental or similar arrangement whereby the purchaser must hold his unit available for rental for any part of the year, must use an exclusive agent or is otherwise materially restricted in his occupancy or rental of his unit.

Outside of these 3 circumstances, the Condominium Release focuses on the manner of the offer and the economic inducements held out to the prospective purchaser in determining whether an offering involves securities. A sale of condominium units will not be considered a security if the condos are not offered and sold with emphasis on the economic benefits to the owner to be derived from the managerial efforts of others. Even if an owner of the condominium unit, after purchasing his unit, enters into a non-pooled rental arrangement with an agent not designated or required to be used as a condition to the purchase, the sale will not be deemed to involve securities. Also, a continuing affiliation between the developers or solar integrators of a project by reason of maintenance arrangements does not make the condominium unit a security.

The SolarCondos will not be marketed with emphasis on the economic benefits to the owner to be derived from the managerial efforts of others. They will be marketed with a primary emphasis on the ability to net meter self-generated electricity. The marketing materials also highlight that the initial cost to buy a solar parcel is less than the cost of installing rooftop panels. However, a lower initial purchase price should not be considered an economic benefit to the owners that is derived from the managerial efforts of others.

The marketing materials also point out that the value of the solar panels will decline over the 20 to 25 year anticipated lifespan of the facility. Any periodic increase in value is solely based on market energy costs or other external market forces and is not an economic benefit derived from the managerial efforts of others. Also, since the solar panels have a limited economic lifespan of 20 to 25 years, there is a limit to any increase in value that the owner might receive from increasing energy costs.

In some respects the combined metering of SolarCondos may look analogous to a participation in a rental pool arrangement, since the total output of the entire facility will be metered, and each SolarCondo owner will be allocated a proportionate amount of the total production. However, unlike residential condominiums where a rental pool is used for economic reasons, combined metering at a solar facility is a necessary expedient to measure the amount of energy produced by each unit due to the utility service area providing only one connection point to its grid, the indistinguishable nature of energy and the impracticality and inefficiency of metering each SolarCondo separately.

The combined metering of the solar facility should not be considered a rental pool arrangement since the benefit that will be derived from the combined metering is personal consumption of energy and not profit.[8] In point of fact, there are no ongoing or periodic monetary proceeds or revenue that will be derived by any owner in the operation of the solar facility because no monetary proceeds or revenues are likely to be produced. It is not contemplated that a SolarCondo owner will be able to "save" or "bank" credits for future effort, since the utility will require that the credits be offset (sometimes called a "true-up") against consumption over the one to twelve month period following the generation of the electricity. Each utility sets its own true-up period and different regions of the United States have different standard true-up periods. Although some utilities may at times and for

[8] The economic and functional necessity of combined metering is only described to provide a better understanding of the facilities and not as a reason that relief should be granted or denied.

convenience of accounting elect to settle any excess after a true-up period in cash, the amount paid is generally nominal and cannot be relied upon by the owner. The only use that the owner of a SolarCondo can realistically anticipate is consumption of electric energy created, in an amount that is equal in amount to the amount of electric energy produced.

SolarCondos differ from residential condominiums that fall under the Condominium Release in many ways. As stated above, the main difference is that the purpose of a residential condominium is shelter and occupation where the purpose of a SolarCondo is to generate clean energy for personal consumption. The rental pooling arrangement used by residential condominiums is an efficient mechanism to participate in proceeds from the ownership of a residential condo. Unlike each distinctive residential condo that participates in a rental pooling arrangement, the energy produced by each SolarCondo is indistinguishable from the energy produced by the other SolarCondos in the same solar facility and combined metering does not generate revenue or profits. Further, there is a public market for residential condominiums and it is not expected that a public market will be created for SolarCondos.

The offering and sale of the SolarCondos should not be considered an investment contract under the Condominium Release for a number of reasons, including the following. The offering will not be marketed with an emphasis on the economic benefits to the owners and will instead focus primarily on the ability to net meter self-generated electricity. The SolarCondos are being offered in conjunction with net metering of energy. While practical considerations require that the metering be combined at the connection to the utility's lines, the combined metering should not be considered a rental pool arrangement since it is not a means by which any person is deriving revenue or profit from the venture. Finally, although the owners will be restricted in their occupancy of the condo, this restriction is necessary for the main purpose of the SolarCondo, namely the generation of clean electricity for self-consumption.

III. Conclusion.

Based upon the foregoing, it is our opinion that the SolarCondos will not constitute securities under Section 2(a)(1) of the Securities Act or Section 3(a)(10) of the Exchange Act, and we request that the Division of Corporation Finance advise us that it will not recommend to the Commission that it take any enforcement action against the Company if, in the circumstances described herein, any offers and sales of the SolarCondos are made without being registered with the Commission under Section 5 of the Securities Act or Section 12(g) of the Exchange Act.

Should you desire any further information regarding this request, please do not hesitate to contact the undersigned at (202) 639-6705.

Very truly yours,



Paul S. Maco

US 470426v.16

NON-BINDING SOLARCONDO™ LETTER OF INTEREST

Dear Prospective Buyer:

CommunitySun, LLC ("***cSun***") intends to develop a utility-scale solar energy facility (the "***Facility***") in ____________, Texas, and to sell SolarCondo units in the Facility to certain residential or business customers located in the electrical utility service area of __________. You are executing this Letter of Interest and delivering to cSun a fully-refundable deposit of $__________ (the "***Good Faith Deposit***") to show your interest in purchasing a SolarCondo in the Facility. EXCEPT FOR THE FULL REFUNDABILITY OF THE GOOD FAITH DEPOSIT AND EXCEPT FOR SECTION III BELOW, THIS LETTER OF INTEREST IS NON-BINDING, AND YOU OR CSUN MAY TERMINATE THIS LETTER OF INTEREST AT ANY TIME BY WRITTEN NOTICE TO THE OTHER. Upon any termination of this Letter of Interest, cSun shall promptly return to you the Good Faith Deposit. The purpose of this Letter of Interest is to assist cSun in gauging community interest in the Facility and in forecasting potential sales of SolarCondos at the Facility.

I. BACKGROUND AND NATURE OF INTEREST

A. SolarCondo Brochure. Please read the SolarCondo Brochure that has been provided to you for additional details concerning the SolarCondo.

B. Real Estate Interest. Each SolarCondo will be a nonresidential real estate condominium interest. A SolarCondo will be mortgageable and transferable under local law, subject to certain transfer restrictions generally described in Section I(G) below. You will own the assets comprising your SolarCondo (real estate condominium interest, solar panels and appurtenant equipment) and an undivided interest in the common elements of the Facility (the "***Common Elements***"), which Common Elements will include, but are not limited to, (i) the land or leasehold interest underlying the Facility, and (ii) internal distribution lines, transformers, converters, trackers and switch gear at the Facility. Record title to your SolarCondo must be held in the same name(s) that are on your utility account in the local host utility.

C. Owners' Association. You and other SolarCondo owners will be members of the SolarOwnersAssociation™, the property owners' association that governs the Facility.

D. Creation of Condominium. To create the condominium regime for the Facility, cSun will prepare a Condominium Declaration, Condominium Plat, organizational documents for the SolarOwnersAssociation, and other documents relating to the SolarCondos and the Facility (referred to herein together as the "***Condominium Documents***"). Advanced drafts of the Condominium Documents will be provided to you prior to your execution of a binding contract to purchase a SolarCondo.

E. Transportation of Electricity. Electricity produced by each SolarCondo will be transported by the local utility's grid, through a single connection point, to the residence or business of each SolarCondo owner. SolarCondo owners will be customers of the utility, and will have ownership of the electricity that flows into the grid. The utility will simply transport the power produced by the customer's SolarCondo to the customer's residence or business. Each SolarCondo owner is responsible for paying any delivery or similar charges assessed by the utility to the SolarCondo owner for the transportation and delivery of power produced by the owner's SolarCondo.

F. Net Metering. Under a net metering arrangement with the host utility, the output from your SolarCondo will be transmitted along with the output from all other SolarCondos within the Facility through a single connection point, and your SolarCondo will be allocated a proportionate amount of the aggregate metered production of the Facility primarily based on the output capacity of your SolarCondo divided by the aggregate output capacity of panels in the entire Facility. The SolarOwnersAssociation will take reasonable steps to ensure that the amount of generation allocated to each SolarCondo will match the output of that SolarCondo as closely as reasonably practicable. For instance, where practicable, allocations will be adjusted to reflect any days in which a particular panel or string of panels is not producing. The utility will credit or offset your own electrical energy production from your SolarCondo against the consumption recorded by your residence or business meter for purposes of calculating your utility bill. The energy offset is expected to be treated as self-generation and consumption for state and local electric regulatory purposes.

G. Transfer Restrictions. The Condominium Documents will impose certain restrictions on the transfer of SolarCondos and energy credits derived from SolarCondos, including, but not limited to, (i) restricting transfers of SolarCondos to transferees that are consumers within the service area of the local host utility, and (ii) prohibiting transfers of a SolarCondo where the output capacity of such SolarCondo exceeds 125% of the historical or anticipated usage in the service area of the transferee, and (iii) prohibiting the rent, lease or transfer by a SolarCondo owner of energy credits derived from a SolarCondo to any other consumer.

II. TERMS OF EARNEST MONEY CONTRACT

If you desire to proceed with the purchase of a SolarCondo interest, you and cSun will enter into a commercial condominium sales contract (the "***Earnest Money Contract***"). The Earnest Money Contract will include the terms set forth below and such other terms that are mutually agreed upon by you and cSun.

A. Property. A ____________ kilowatts SolarCondo in Pecan Street I, a SolarCondominium facility, located at ____________ Street, ____________, ____________ County, Texas in the electrical utility service area of ____________, to be described in the Condominium Documents, and any amendments thereto to be recorded in __________ County, Texas as of closing; together with the solar arrays associated therewith and such SolarCondo's undivided interest in the Common Elements designated by the Condominium Documents. In no event may the output capacity of your SolarCondo exceed 125% of your historical or anticipated electrical usage in the service area.

B. Seller. cSun or its affiliates.

C. Purchase Price. The purchase price for the SolarCondo will be determined by cSun on a kilowatt-installed basis. Currently, cSun estimates that the price per kilowatt installed in a SolarCondo will be $__________________.

D. Earnest Money Deposit. $___________, to be delivered by you at your execution of the Earnest Money Contract to Fidelity National Title Insurance Company (the "***Title Company***"), or to such other title company designated by cSun. The Earnest Money Deposit shall be applied at closing as a credit against the purchase price.

E. Diligence Period. You will have a Diligence Period commencing on the effective date of the Earnest Money Contract and ending ___ days thereafter, during which you may conduct such diligence concerning the SolarCondo and the Facility as you deem appropriate and arrange financing for your acquisition of the SolarCondo. Prior to the expiration of the Diligence Period, you may terminate the Earnest Money Contract for any reason and be refunded the Earnest Money Deposit.

F. Financing Terms. Financing is available through cSun's approved lenders, offering mortgage financing for the purchase of SolarCondos through their SolarMortgage™ loan products. You currently *(check one)* (_) are (_) are not interested in financing the purchase of your SolarCondo.

G. Title Policy. At closing, the Title Company will provide, at cSun's expense, an owner's title policy of insurance insuring your real estate title in and to your SolarCondo. You will bear the expense of any mortgagee's title policy of insurance.

H. Closing. cSun projects that closing will occur on or about ___________, but in any event, no later that two (2) years after the execution of the Earnest Money Contract. At closing, title to the SolarCondo will be conveyed by a SolarDeed™, a real estate warranty deed conveying to you fee simple title to your SolarCondo.

III. ADDITIONAL CONSIDERATIONS, DISCLAIMERS AND WAIVER

A. Cost of Utilities. cSun does not control the rates and fees that the utility may charge customers for power. Accordingly, like other customers of the utility, owners of a SolarCondo may be subject to changes (which may occur frequently) in the utility's rate structure, fees and tariffs for power, including, without limitation, changes in rates, fees and tariffs with respect to energy consumption that is not offset by the net metering described above, and with respect to utility service in general.

B. Taxes and Incentives. The SolorCondo may potentially qualify for certain federal tax incentives and local incentives. You are encouraged to consult with your tax, legal and other advisors regarding the availability of any tax rebates, credits and incentives relating to the SolarCondo. cSun does not make and expressly disclaims any representations or warranties concerning the availability of any tax and other incentives, credits and rebates relating to the SolarCondo. **Circular 230 notice: each recipient of the SolarCondo Brochure and this Letter of Interest is hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to therein or herein (including eligibility for tax credits) is not intended or written to be relied upon, and cannot be used by any prospective purchaser for the purpose of avoiding penalties that may be imposed on it under the Internal Revenue Code; (b) any such discussion is included therein and herein in connection with the promotion or marketing of the matters addressed therein and/or herein; and (c) the**

recipient should seek advice based on the recipient's particular circumstances from an independent tax advisor.

C. Waiver. This Letter of Interest, the SolarCondo Brochure, and other documents and information provided to you with this Letter of Interest concerning the SolarCondo and the Facility are not in the form of the Condominium Information Statement described in Section 82.153 of the Texas Property Code. Further, cSun does not intend to deposit your Good Faith Deposit in escrow with a third party as described in § 82.158 of the Texas Property Code. As permitted by § 82.151 of the Texas Property Code for non-residential condominium projects, you hereby waive any requirements in § 82.152(a) and § 82.152(c) of the Texas Property Code that cSun prepare and/or deliver to you the Condominium Information Statement described in § 82.153 of the Texas Property Code and any requirement that your Good Faith Deposit be held in escrow by a third party.

D. Effective and Binding. Notwithstanding the nonbinding provisions of this Letter of Intent, the disclaimers and waivers in this Section III are effective and binding in accordance with their terms, and this Section III shall survive the termination of this Letter of Interest.

cSun appreciates your interest in the purchase of a SolarCondo at the Facility. We will keep you informed of the status of the Facility, and we welcome any questions that you may have concerning the SolarCondos and the Facility. If the development of the Facility proceeds in accordance with our current plans, we hope to be able to provide to you advanced drafts of the Condominium Documents and a draft Sales Contract on or before ________________.

If you are interested in purchasing a SolarCondo at the Facility in accordance with this Letter of Interest, please so indicate by acknowledging in the space provided below and delivering to cSun your Good Faith Deposit.

Sincerely,

CommunitySun, LLC

By:______________________
Name:____________________
Title______________________

Agreed to and accepted this the _____ day of __________, 2011

Prospective Buyer:

Signature:___________________________
Printed Name:________________________

Address: ______________________

US 790645v.3

____

____

Telephone number:________________________
Email address:____________________________

SolarCondo™
Renewable Energy System

Solar powered by
CommunitySun™
Renewable Energy Developer


Shout it from the rooftops,
"No rooftops needed!"
Solar power for one and all

Finally, no more obstacles to solar ownership

With a CommunitySun™ SolarCondo™ Renewable Energy System, you can generate your own solar energy. Many utility customers have been excluded from owning their own solar power system due to cost, or they can't install solar panels on their homes or places of business because their rooftops are unsuitable due to shade trees or poor orientation to the sun. Until now.

No rooftop needed

A SolarCondo makes solar ownership more affordable, and you don't have to worry about location suitability. With a SolarCondo, there's no rooftop installation of any kind.

Renters and tenants eligible

This also makes a SolarCondo the practical option for anyone who pays a utility bill but has no legal access to a rooftop – people like apartment dwellers, residential condominium owners and commercial business tenants.

Goes with you when you move

What's more, the electricity generated by your SolarCondo goes with you when you move. As long as you move within the service area of your electric utility, the power from your SolarCondo follows you where you go. Unlike rooftop installations, you will not leave your solar panels behind on the roof of your former residence or business.

This can be especially important to renters. For instance, if a retail business tenant moves to a new shopping center, it can bring its SolarCondo rights along to its new location. If an apartment or home renter moves, the SolarCondo energy is delivered to the next apartment or home.

Available and affordable

With a SolarCondo the electricity produced is more affordable than traditional rooftop solar power. The SolarCondo not only makes clean solar power affordable, it makes it available to more individuals. With a SolarCondo, CommunitySun is bringing solar power to one and all.

Your SolarCondo adds up to affordable solar power	Solar Condo	Rooftop Panels
You own the solar panels – and the energy they produce	•	•
Energy generated by your solar system is subtracted from your utility bill	•	•
Eligible for potential Federal tax credits*	•	•
Eligible for utility rebates	•	•
More efficient and lower cost	•	
Available to all renters	•	
Available to apartment, condo, and other multi-family dwellings with no roof rights	•	
Available to business tenants leasing property	•	
Not an issue with homeowner associations	•	
Fully effective regardless of roof design or shade trees	•	
When you move, the savings continue	•	
Leverages efficient technology to reduce costs	•	
Lower maintenance costs, and hassle free	•	

* CommunitySun is not a tax or legal advisor. Please consult your personal tax and legal advisor before making tax or legal-related purchase decisions.

To learn more about the SolarCondo solution and affordable solar ownership, visit www.CommunitySun.com.

What is a SolarCondo?

Just like in a residential condo, a community of people each buy an individual SolarCondo within a solar facility with shared interests in the land and common elements. The owners belong to the SolarOwnersAssociation™ governance group that provides property management and maintenance.

With a SolarCondo, each person individually owns specific solar panels. Each SolarCondo has a SolarDeed™ title. Yes, it is real property that has a title and can be bought and resold.



Solar Facility
Your SolarCondo

Savings for 20-25 years

The estimated lifespan of your solar panels is 20-25 years. This is the minimum economic life of the clean energy produced by your SolarCondo.

How does it work?

The power from the entire solar facility enters the power grid, and through digital processes, the power generated by your SolarCondo is allocated to your residence and is credited on your utility bill. This is what utility companies refer to as "net metering," because your utility bill is calculated based on your total electric usage less the amount of electricity produced by your SolarCondo.

Efficient technology

Next, we use high-efficiency solar tracking mechanisms that produce an average of 25 percent more energy than fixed rooftop installations and decrease the cost of each kilo-watt hour (kWh) produced. So, when viewed in terms of energy delivered, a CommunitySun SolarCondo costs less than rooftop solar.

Tax credits and incentives

When you factor in available local incentives – such as solar rebates, and potential Federal tax credits* – the SolarCondo is even *more* affordable than rooftop installations.

Loans at mortgage rates

What's more, since the SolarCondo is just that – a condo – you can finance a substantial portion of the purchase price through a SolarMortgage™ bank loan just as you would finance the purchase of a residential or commercial condominium.

With a SolarMortgage you can take advantage of competitive mortgage options and forego the typical financing choices for conventional solar systems. Namely, you can avoid the high cost, unsecured signature loans offered at credit card interest rates or mortgaging your home with a costly home improvement or home equity loan.

All of this adds up to the first, truly affordable option for individually owned solar power – the SolarCondo Renewable Energy System.



SolarCondo™
Smart Grid
SolarCondo
Net Metering
Your Home's Solar
Your Apartment's Solar
Your Business' Solar
Solar Facility
Output
Power Plant
Output
Your Home
Your Apartment
Your Business

Net Metering

Your total usage:	2,250 kW hrs.
Less	
Your total SolarCondo production:	1,000 kW hrs.
Net billable hours:	1,250 kW hrs.

Total bill = 1,250 kW hours x electric rate per kW hour

Energy generated from your SolarCondo flows into the power grid, and to your home, reducing your monthly bill.

It's green, but it doesn't cost a lot of green

A CommunitySun SolarCondo gives you the power to reduce your carbon footprint and dependence on imported fuels and domestic coal – affordably. This is a first in the green energy industry. Plus, you can buy just what you need, no more and no less, to live comfortably in the green.

Economies of scale

SolarCondo affordability starts with the economies of scale that come from building a large-scale solar facility. It simply costs less to build many SolarCondo systems, each containing a number of solar panels, than it does to build a series of custom-designed, custom-built rooftop systems.

The SolarCondo Solution delivers more for your money

- **Compared with rooftop installations** – costs less and produces more energy than similar sized rooftop systems
- **Low up-front costs** – with mortgage-rate financing available
- **30% potential tax credit*** – from Uncle Sam
- **Significant rebates from local utility** – are often available
- **Long-term solar savings** – for 25 years or more

* CommunitySun is not a tax or legal advisor. Please consult your personal tax and legal advisor before making tax or legal-related purchase decisions.

CommunitySun
3435 Greystone Drive
Austin, Texas 78731
info@CommunitySun.com

To learn more about the SolarCondo solution and affordable solar ownership, visit www.CommunitySun.com.